

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 11, 2009

Aaron Jagfeld
Chief Executive Officer
Generac Holdings Inc.
S45 W29290 Hwy. 59
Waukesha, Wisconsin 53187

      Re: Generac Holdings Inc.
               Registration Statement on Form S-1
               Amended on November 23, 2009
               File No. 333-162590

Dear Mr. Jagfeld:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus summary, page 1

1.   We reissue prior comment 3. We note that your prospectus summary continues to include multiple pages of detail, much of which is identical to detail repeated elsewhere in your document.

2.   Your response to prior comment 4 does not appear to address the SENTECH report that you cite on pages 70 and 71. Please advise.

Aaron Jagfeld
Generac Holdings Inc.
December 11, 2009
Page 2

3.   Please tell us how you believe that your disclosure that you have "a leading market share" would permit investors to understand the information that you provided to us in response to prior comment 4.

4.   It is unclear how the limited data and significant assumptions that you included in response to prior comment 5 supports your unqualified disclosed belief that your production costs are among the lowest in the industry. Please advise or revise your disclosure for clarity.

Our company, page 1

5.   We note your presentation of net sales, net loss and adjusted EBITDA for the twelve months ended September 30, 2009. Please revise to include disclosure of your net sales and net loss under U.S. GAAP for the year ended December 31, 2008 and the nine months ended September 30, 2009. Please also refer readers to where you discuss how the pro forma measures were calculated and why you present the information and how management uses the information.

6.   Further, while your disclosure refers the reader to pages 14 –15 for an explanation and reconciliation of adjusted EBITDA, we note that the relevant information appears to be on pages 13 – 15. Please revise or advise.

Summary historical consolidated financial and other data, page 10

7.   Your response to prior comments 6 and 9 states that you revised your disclosure to explain how management uses the information and why management believes the information is useful. In footnote 1 to the table, we note that you only disclose that management believes the presentation provides useful information to investors regarding your financial performance without explaining why or how management uses the information. Please revise to discuss how management uses the information and why the presentation is useful to investors.

8.   We note your responses to prior comments 7 and 10. Please revise to thoroughly discuss why management believes that Adjusted EBITDA is useful to investors and how management uses the information since we note that the measure excludes items that are integral to the purpose for which the measure is used. In this regard, carefully and thoroughly explain why management believes this measure is relevant as a performance measure, focusing on why it is useful to include or exclude the adjustments shown on page 14

9.   Please tell us whether management reasonably believes that it is probable that the financial impact of the adjustments referred to in footnotes (a) – (d) will disappear or become immaterial within a near-term finite period. Refer to Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial

Measures dated June 13, 2003 (FAQ), available on our website at
http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

10.   Further, to the extent that you use "Adjusted EBITDA" to determine
compensation, then please discuss who has the responsibility for the excluded
amounts related to the adjustments. If no one has responsibility for the excluded
amounts, disclosures as to the limitation of the measure should be included to
clarify the effect to investors and the trends in the unmonitored amounts.

11.   Also, please expand your disclosure related to explaining the material limitations
associated with use of "Adjusted EBITDA" as compared to net income.
For example, we note that your measure excludes certain costs without
considering the related impact on other financial statement captions.

12.   We note from your disclosure that management uses adjusted EBITDA for
determining achievement of targets under your management incentive plans.
Please tell us how management used the adjusted EBITDA for determining
achievement of targets under your management incentive plans and reconcile the
adjusted EBITDA presented in your summary information with the Business Plan
EBITDA used by the company as part of the determination of its incentive
compensation as discussed on page 98.

13.   In footnote 6, you disclose that adjusted EBITDA is consistent with the definition
of EBITDA in your senior secured credit facilities. Please explain how this is
consistent given the numerous adjustments you made to EBITDA.

14.   In the first paragraph of footnote 6 where you discuss your Covenant EBITDA,
please include a reference for the reader to where you show and discuss this
measure in your MD&A.

Capitalization, page 35

15.   While we note your response to prior comment 18, we continue to believe that
you should remove the caption relating to cash and cash equivalents from your
presentation of pro forma capitalization.

Dilution, page 36

16.   We understand from your response to prior comment 19 that the conversion of
your Series A convertible preferred stock and Class B convertible voting common
stock will occur as a result of the public offering. However, it is not clear how
you are complying with Item 506 of Regulation S-K when you combine the pro
forma impact of the conversion of the company's Series A convertible preferred
stock and Class B convertible voting common stock with the sale of your

common equity in the offering, since it appears that you are not disclosing the amount of the increase in the net tangible book value per share attributable to cash payments made by the purchasers of the shares being offered. Please tell us how you considered Item 506 of Regulation S-K in your disclosure.

17.   Further, we note that you refer to both pro forma net tangible book value per share and pro forma as adjusted net tangible book value. Please disclose how you define each term. It should be clear how each amount was calculated.

18.   Please explain the factors that may change the number of common shares to be issued as a result of the Corporate Reorganization and how you determined the number of common shares to be issued as a result of the Corporate Reorganization, or clearly refer readers to where you disclose how you determined the number of shares.

Industry trends, page 41

19.   Please balance your disclosure in this section with the "shorter-term" trend mentioned in the last sentence of your response to prior comment 28.

Corporate reorganization, page 44

20.   We note your revisions in response to prior comment 67. Please disclose the per share conversion rate, not merely how the rate will change given changes in your offering.

21.   Please disclose how you calculated the actual conversion rate of the Class B voting common stock. It should be clear from your response how the offering price and the date of the completion of the offering impact the calculation. Please ensure that your disclosure includes a discussion of the impact of the reverse stock split of the Class A Common Stock.

22.   Please disclose how you calculated the actual conversion rate of the Series A preferred stock. It should be clear from your response how the offering price and the date of the completion of the offering impact the calculation.

Critical accounting policies, page 47

23.   We note your response to prior comment 24. However, you continue to disclose on page 48 that due to the current economic uncertainty and other factors, your remaining goodwill could be impaired in future periods. As such, please explain why you believe the reporting unit (your company) is not at risk of failing step one.

Results of operations, page 52

24.   We note your response to prior comment 26 that the Company is unable to present a sufficiently accurate or meaningful price versus volume breakdown for the change in net sales and your disclosures on page 52, which state that net sales were also impacted by increased selling prices. Considering your response, please tell us how you were able to determine that net sales were impacted by increased selling prices.

Covenant compliance, page 61

25.   Please expand your response to prior comment 35 to show us how the ratio will decrease over future periods. Include in your response an analysis of the materiality of the risks presented by the ratio requirement.

26.   In the table on page 63, please remove the reference to the information for the twelve months ended September 30, 2009 as unaudited to avoid giving the impression that the other information in the table is audited.

27.   We note your response and revisions to prior comment 33. If you continue to present Adjusted EBITDA in the table you must provide all the disclosures required by Item 10(e)(1)(ii) of Regulation S-K as explained in Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 (FAQ), available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. Alternatively, you may remove references to this non-GAAP measure.

History, page 82

28.   Please expand your response to prior comment 39 to clarify, with a view toward disclosure:

- whether Briggs & Stratton has conducted business under the Generac name in the past and, if so, when; and

- what, if any, significant corporate events occurred between you and any of Generac Power Systems, The Beacon Group, or Briggs & Stratton following the sale of your portable products business.

Our products, page 82

29.   Please expand your disclosure in response to prior comment 40 to address separately each class of similar products or services without combining them with other classes.

Research and development and intellectual property, page 85

30.   Regarding your response to prior comment 41:

•   Please tell us, with a view toward clarified disclosure, the number of the "45 U.S. and international registered issued patents" that are United States patents.

•   Please disclose the effect of your granted patents. For example, what feature or function of your product is protected by the patent?

Role of the Compensation Committee, page 96

31.   We note your disclosure that the committee attempts to award competitive salaries based on market practices and your references to industry data under the caption "Base salary" on page 97. Therefore, we reissue prior comment 48. Also, please clarify how the committee defines "competitive."

32.   We reissue prior comment 49. We note, for example, that your compensation committee reviews comparative data "by position annually and attempts to award competitive salaries based on current market practices," but such disclosure does not demonstrate how your compensation committee uses such information to make actual compensation decisions.

Base salary, page 97

33.   We reissue prior comment 50. The specific factors that underlie the salary decisions remain unclear. From your revised disclosure, it should be clear how the committee established the salary for each named executive officer, specifically what the committee considered that merited the increase for each named executive officer, how those factors determined the amount of any salary adjustments, and why adjustments differed among the named executive officers. Vague references to "individual performance" and similar terms are insufficient to satisfy your disclosure obligations under Regulation S-K Item 402(b).

Summary compensation table, page 100

34.   Please tell us why the compensation disclosed in response to prior comment 52 does not appear in column (e) of the table required by Regulation S-K Item 402(c).

35.   With a view toward clarified disclosure, please tell us why only a "pro rata share" of the housing allowance is included in the table. In this regard, please revise the

paragraph following the table to clarify which amounts mentioned are included in the table; provide us the basis for any exclusions of those amounts from the table.

Equity vesting upon a change of control, page 104

36.   We note your response to prior comment 54:

   •   Regarding the first paragraph of the response, please clarify why you cannot quantify the effect of the accelerated vesting as provided in Instruction 1 to Regulation S-K Item 402(j).

   •   Regarding the second paragraph of your response, please tell us the basis for conclusion that a "right, but not the obligation" is not a potential payment as described in Regulation S-K Item 402(k).

37.   Please clarify who you mean by your reference to "Sponsors."

Certain relationships and related person transactions, page 105

38.   We note your response to prior comment 60. Please disclose in this section how and why the related-person transaction was an "equity cure." Also, please tell us how the last sentence of your response is consistent with Instruction 1 to Regulation S-K Item 404.

Issuances of securities, page 106

39.   We reissue the portion of prior comment 64 that requested you show us how your disclosure in this section can be reconciled with your disclosure in the section entitled "CCMP transactions" on pages 43-44. It is unclear from your response which "portion of the transactions described under the 'CCMP transactions'" is included under this heading. Also in your response to this comment, please show us how your disclosure in this section is reconcilable with Note 6 to the financial statements.

Preemptive rights, page 107

40.   Please expand your disclosure in response to prior comment 62 to clarify how the preemptive rights resulted in (1) a shareholder selling shares to a board member as you mention on page 44 and (2) the transfer from your shareholder to management that you previously disclosed on page 102 of your registration statement filed on October 20, 2009.

Repurchases of securities, page 107

41.   Please expand your response to prior comment 66 to tell us (1) why you
        previously believed the disclosure that you originally included under this section
        was required, and (2) the basis for your conclusion that deletion of that disclosure
        is appropriate.

Principal stockholders, page 109

42.   We are unable to agree with your response to prior comment 68 that no individual
        beneficially owns the shares because investment and voting power are vesting in
        more than three individual members, especially given that Rule 13d-3 includes as
        a beneficial owner any person who shares voting or investment power. Please
        revise your disclosure accordingly.

Index to consolidated financial statements, page F-1

Note 2. Significant accounting policies, page F-9

Segment reporting, page F-17

43.   We note in your response to prior comment 40 that you breakout revenues by
        market. Please revise to provide the disclosures required by paragraph 280-10-
        50-40 of the FASB Accounting Standards Codification.

Note 6. Redeemable stock and stockholders' equity (Deficit), page F-23

44.   In reference to prior comment 79, and with a view towards enhanced disclosure,
        please tell us the significant terms of the Series A preferred shares and Class B
        common shares, including conversion terms and terms related to equity
        participation and priority returns. Explain how you will determine the number of
        shares to issue upon conversion, including the priority return amounts, the
        Class A share value and the Series A Equity Participation. To the extent deemed
        helpful, please provide an example to illustrate. Please refer to paragraph 505-10-
        50-3 of FASB ASC.

45.   Please tell us under what circumstances the Series A preferred shareholder is
        entitled to the priority return preference and the Series A equity participation.
        Similarly, discuss for the priority return and equity appreciation for the Class B
        stock.

46.   Further, please provide us with an analysis showing your consideration of all relevant accounting literature in determining how to classify and account for the Series A preferred shares and Class B common shares, including the priority return preference, the equity participation rights and the "beneficial conversion feature."

47.   Please tell us how you determined the cumulative accretion reflected for the Series A preferred and Class B common stock as shown on page F-25.

48.   We note that you plan to recognize a beneficial conversion upon the IPO related to the additional base amount of $25,790,000 on Class B common stock, as well as the impact of the Series A Equity Participation on Series A preferred stock. Please show us how you determined the beneficial conversion amount for the Class B common stock and how you will determine the beneficial conversion amount for the Series A preferred stock related to the Series A Equity Participation.

Recent sales of unregistered securities, page II-3

49.   Refer to your disclosure provided in response to prior comment 81. Please clarify how the facts disclosed make the September 2009 transaction exempt from registration under the Securities Act.

Exhibits, page II-4

50.   Please expand your response to prior comment 83 to address Regulation S-K Item 601(b)(2), not merely Item 601(b)(10).

51.   Please note that, except as provided by Regulation S-K Item 601(b)(2) for documents filed pursuant to Item 601(b)(2), the documents that you file must be complete with all attachments. We note the missing attachments from exhibit 10.5.1. and 10.6.1.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lynn Dicker at (202) 551-3616 or Kaitlin Tillan, Assistant Chief Accountant, if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via facsimile):   Matthew D. Bloch, Esq. – Weil, Gotshal & Manges LLP